EXHIBIT 99.1

Vicinity Motor Corp. Enters EV Cutaway Market in Strategic Partnership with Optimal-EV

Vicinity Continues to Expand All-Electric Product Offering within its North American Dealer Network; To Host Conference Call at 4:30 p.m. Eastern time Today

VANCOUVER, BC – October 6, 2021 - Vicinity Motor Corp. (TSXV:VMC) (NASDAQ:VEV) (FRA:6LGA) (“Vicinity Motor” or the “Company”), a leading supplier of electric, CNG, gas and clean diesel vehicles, today announced the Company has signed a licensing and marketing agreement partnering with Optimal Electric Vehicles, LLC (“Optimal-EV”), a market leader in the low-floor electric shuttle bus segment, to serve as the exclusive North American distributor of its all-electric product line through Vicinity’s wide dealer network.

Vicinity Motor has entered into the licensing and marketing agreement to license and sell the Optimal S1 and E1 product lines for a period of 10 years in exchange for an investment of USD$20,000,000. Optimal-EV will produce the vehicles and chassis for Vicinity Motor and Vicinity Motor will market and sell the vehicles directly in Canada and through a dealer network in the U.S. Vehicles will be branded “VMC Optimal” and the two partners will share in revenue and profits. The deal is intended to combine the strengths of the two companies in engineering, procurement, design, sales and support.

With the agreement, Vicinity Motor will have access to:

●	Over USD$30,000,000 in firm orders for deliveries in 2022

●	LOI with existing Optimal-EV dealers for potential sales of USD$194,000,000 in 2023

●	Potential sales pipeline of over USD$600,000,000

“This new agreement is a testament to our proven execution, wide sales network and robust footprint throughout North America,” said William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp. ”With a clear market segment leadership position in Canada and a growing portfolio of U.S. customers, we are confident we can deliver sales results for Optimal-EV and further enhance our presence in the electric vehicle and Medium & Light Duty Cutaway categories. In a total addressable market of USD$26 billion, the agreement will provide access to order book of over USD$30 million for delivery in 2022.

“We expect to add to this backlog significantly through our current customer base in Canada and our new partnership with EAVX, a JB Poindexter & Co. subsidiary, announced earlier this week. Optimal-EV has utilized decades of OEM-level engineering prowess and 5 years of EV-specific development experience to deliver the only low-floor electric shuttle bus in its class. The E1 and S1 products offer industry-leading performance, features, comfort and durability. We look forward to working with the team at Optimal-EV to expand our portfolio of EV vehicles and extend our reach to another segment of the rapidly growing all-electric market.”

Song Young, CEO of Optimal-EV added, ”Vicinity was an ideal fit for this partnership with strong brand-recognition throughout North America and a leading position in the electric bus market with its groundbreaking Vicinity Lightning™ EV. This synergy – along with their strong commitment to service, long-standing customer loyalty and solid reputation – will lead to a successful partnership and provide a springboard for significant sales of the E1 and S1 through Vicinity’s broad dealer network.”

Having arrived in Q3 2021, the Optimal E1 is a Best in Class fully-electric low floor chassis built on the E450 frame, aimed to be an enabler for zero-emission operation of an extensive range of market segments, including commercial trucks and buses, ambulances, recreational vehicles and fleet trucks. The E1’s innovative powertrain system enables more than 125 miles of driving range, 75MPH top speed, 30% gradeability at maximum load—and utilizes high-performance battery systems from Proterra®, which have industry-leading energy density, a flexible design to fit within a wide variety of vehicles, and rigorous pack level validation designed for safe and durable vehicle operation. The E1’s flexible rear-drive design integrates the vehicle’s fully-electric powertrain, including the 113 kWh Proterra Powered™ high-performance battery pack, in-between the chassis rails to allow for seamless aftermarket body integration. The vehicle can fully charge in about two hours with optional DC fast charging and will feature a gross vehicle weight rating (GVWR) of 14,500 pounds.

The Optimal S1 low floor cutaway shuttle bus, also built on the E450 chassis, takes full advantage of Optimal-EV’s OEM-quality design and engineering to introduce a product that is both C/FMVSS and ADA compliant. Its low-floor design, which is made possible by the innovative packaging of battery-electric propulsion, allows for ultra-low 11” step-in height and quick deployment of an ADA-compliant accessibility ramp without the need for the added complexity of kneeling suspension. A variety of seating and storage configurations ensure the Optimal-EV S1 meets all of customers’ fleet needs.

Special Corporate Update Call - VMC, Optimal-EV and EAVX

In conjunction with this week’s announcements, Vicinity Motor Corp. CEO William Trainer, Optimal-EV CEO Song Young and EAVX COO & General Manager Mark Hope will discuss the significance of these recent partnerships on a conference call. The call will conclude with a question and answer session for dial-in participants.

Date: Wednesday, October 6, 2021
Time: 4:30 p.m. Eastern time
U.S./Canada Dial-in: 1-877-407-0792
International Dial-in: 1-201-689-8263
Conference ID: 13723806
Webcast: http://public.viavid.com/index.php?id=146806

Please dial in at least 10 minutes before the start of the call to ensure timely participation.

A playback of the call will be available through Saturday, November 6, 2021. To listen, call 1-844-512-2921 within the United States and Canada or 1-412-317-6671 when calling internationally. Please use the replay pin number 13723806. A webcast replay will also be available by clicking the webcast link above.

About Optimal-EV

Optimal-EV is the market leader in the design, development and manufacturing of zero-emission electric low-floor shuttle buses and cutaway chassis. Their suite of low-floor vehicle configurations and equipment options are technologically unique, highly efficient and best in class—making them ideal for a seamless migration of ICE fleets to battery electric. Underpinned by 35 years of uninterrupted automotive engineering experience, Optimal began its push into vehicle electrification in 2016. Leveraging a multi-disciplinary approach to engineering and vehicle manufacturing, Optimal identifies and integrates the best industry solutions available in the market. Optimal proudly designs and manufactures vehicles in America, with a Detroit based R&D center and a state-of-the-art manufacturing facility in Elkhart, Indiana. For more information, visit: www.optimal-ev.com.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC)(FRA:6LGA) is a leading supplier of electric, CNG and clean-diesel vehicles for both public and commercial enterprise use in the U.S and Canada. The Company’s flagship line of Vicinity™ buses, which maintain a market segment leadership position in Canada, are produced by the Company’s world-class manufacturing partners or at the soon to be completed Buy America Act compliant assembly facility being built in Washington state. Vicinity’s innovative Vicinity Lightning™ EV bus, enabled through a strategic supply agreement with BMW for batteries and components, seeks to lead the global transition to more sustainable transit vehicles in the private and public markets. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:

John LaGourgue
VP Corporate Development
604-288-8043
IR@grandewest.com

Investor Relations Contact:

Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the anticipated benefits of the strategic partnership between Optimal-EV and Vicinity, anticipated vehicle deliveries, future sales, completion of its assembly facility in the State of Washington, vehicle market acceptance and other strategic partnerships, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to economic conditions in the markets in which Vicinity and Optimal-EV operates, vehicle sales volume, anticipated sales pipeline, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.